Via Facsimile and U.S. Mail
Mail Stop 6010

May 8, 2008

Mr. William E. Klitgaard
Corporate Senior Vice President and
Chief Financial Officer
Covance Inc.
210 Carnegie Center
Princeton, New Jersey

Re: Covance Inc
**   Form 10-K for the Fiscal Year Ended December 31, 2007**
**   Filed February 29, 2008**
**   File Number: 001-12213**

Dear Mr. Klitgaard:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 18

1.   With respect to your revenue recognition disclosure, we have the following comments:

   a.   Revise your disclosure to describe the terms of your significant contracts including the contracts' billing and payment terms.

   b.   Revise your disclosure to describe what payments are included in your estimates of total expected contractual payments and what output is included in your total output measures. Disclose nature and extent of any significant changes.

   c.   Disclose the impact that a reasonably likely change in your key drivers such as hours, samples tested, and units-of-work at December 31, 2007 may have on your future operations, financial position and cash flows.

Results of Operations, page 24

2.   For periods presented, please quantify the effect of each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Net revenues from Covance's early development segment grew 22% …, on strong broad-based performance across the segment's service offerings.) as addressed in Financial Reporting Codification Section 501.04.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition page 43

3.   We note that "Additional payments may be made based on the achievement of performance-based milestones over the contract duration." Please revise to disclose your accounting policy for these milestone payments.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant